# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KNOW LABS, INC., CIK 0001074828
CUSIP: 499238202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 610 Western Avenue, Suite 610, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 02/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001922670

## Reporting persons
- Todd Baszucki: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 430,000; shared voting power 0; sole dispositive power 430,000; shared dispositive power 0; aggregate amount beneficially owned 430,000 (14% of the class)

## Item 1. Issuer
Name of issuer: KNOW LABS, INC.
Address of issuer's principal executive offices: 610 Western Avenue Suite 610 Seattle, WA 98104

## Item 2. Person Filing
Name of person filing: Todd Baszucki
Address of principal business office or, if none, residence: 395 Del Monte Center #306 Monterey, CA 93940
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 430,000 shares of Common Stock
Percent of class: 14% of the outstanding shares
Sole power to vote or to direct the vote: 14% of the outstanding shares
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 14% of the outstanding shares
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Todd Baszucki: /s/ Todd Baszucki, Todd Baszucki (03/25/2025)